Exhibit 99.2
JOINDER AGREEMENT
This JOINDER AGREEMENT (this "Agreement"), is entered into as of September 27, 2018, by and among CMB NV, a company incorporated under the laws of Belgium ("CMB"), Bocimar Hunter NV, a company incorporated under the laws of Belgium ("Bocimar"), and Marc Saverys, Alexander Saverys, Ludovic Saverys, Bennoit Timmermans and Thomas Rehder (collectively, the "Individuals," and together with Bocimar, the "Original Letter Agreement Parties"), in connection with the Letter Agreement (defined below). Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Letter Agreement.
W I T N E S S E T H:
WHEREAS, reference is made to that certain Letter Agreement, dated as of November 18, 2016, as the same may be amended, modified, supplemented and/or amended from time to time (the "Letter Agreement"), entered into by the Original Letter Agreement Parties, and acknowledged by Hunter Maritime Acquisition Corp. , a Marshall Islands corporation ("Hunter Maritime");
WHEREAS, on September 27, 2018, sold, transferred and assigned, as applicable, all of Founder Shares and Private Placement Warrants it beneficially owned to CMB;
WHEREAS, pursuant to Section 7(c) of the Letter Agreement, permitted transferees of the Founder Shares and Private Placement Warrants are required to enter into a written agreement to be bound by the restrictions in the Letter Agreement; and
WHEREAS, CMB has agreed to unconditionally and expressly be bound by the restrictions of the Letter Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.          Joinder and Assumption. CMB hereby acknowledges, agrees and confirms that, by its execution of this Agreement, it is hereby joined as a party to the Letter Agreement for all purposes, and CMB hereby assumes all of the rights and obligations of Bocimar thereunder as if it had executed the Letter Agreement.
2.          Agreement to be Bound.  CMB hereby joins in and agrees to be bound by each and all of the provisions of the Letter Agreement applicable to Bocimar.
3.          Representations and Warranties.  CMB (a) has the requisite power and authority to execute, deliver and perform this Agreement, and (b) is duly authorized to, and has been authorized by all necessary action, to execute, deliver and perform this Agreement.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required in connection with the due execution, delivery or performance by CMB of this Agreement, except such authorizations or approvals or other actions which have been obtained or where the failure to obtain, in each case, could not reasonably be expected to have a material adverse effect.  This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of CMB, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws limiting creditors' rights generally or general equitable principles.
4.          Binding Effect.  This Agreement shall be binding upon CMB and the Original Letter Agreement Parties, together with their respective successors and assigns.
5.          Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
6.          Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Agreement by telefacsimile or by electronic mail transmission of an adobe file format document (also known as a PDF file) shall be equally effective as delivery of an original executed counterpart of this Agreement.  Any party delivering an executed counterpart of this Agreement by telefacsimile or as a PDF file also shall deliver an original executed counterpart to this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.
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MARC SAVERYS

		By:	/s/ Marc Saverys

ALEXANDER SAVERYS

		By:	/s/ Alexander Saverys

LUDOVIC SAVERYS

		By:	/s/ Ludovic Saverys

BENOIT TIMMERMANS

		By:	/s/ Benoit Timmermans

THOMAS REHDER

		By:	/s/ Thomas Rehder

Acknowledged and Agreed:

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Secretary

[signature page to Joinder Agreement]

IN WITNESS WHEREOF, the parties below have caused this Agreement to be duly executed as of the day and year first above written.
CMB NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

BOCIMAR HUNTER NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

[signature page to Joinder Agreement]